Mail Stop 3561
	March 10, 2006

Thomas C. Tekulve
Chief Financial Officer
Basin Water, Inc.
8731 Prestige Court
Rancho Cucamonga, CA 91730

	Re:	Basin Water, Inc.
	Registration Statement on Form S-1
	Filed February 13, 2006
	File No. 333-131794

Dear Mr. Tekulve:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.
3. Please update your registration statement and include the next annual audited set of financial statements, December 31, 2005. Also provide a comparable discussion of the additional period in your management`s discussion and analysis. See Rule 3-12(b) of Regulation
S-X.
Inside Front Cover Page
4. The forepart of your document should consist of the cover page, summary and risk factors section. Please relocate the first paragraph beneath the table of contents and the "Industry and Market
Data" section to a more appropriate location in the prospectus.

Industry and Market Data
5. We note your representation that some of the information in the prospectus is based on government publications and that you have not independently verified the information. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Prospectus Summary, page 1

Our Company, page 1
6. Please note that the summary is merely intended to provide a brief
overview of the key aspects of the offering.  As currently
disclosed,
this section appears lengthy and repeats much of the information fully discussed in the business section. Please revise accordingly.
See Instruction to Item 503(a) of Regulation S-K.  To the extent you
retain limited amounts of disclosure, please consider the applicability of any comments issued in the business section.
7. Please define "scaleable ion-exchange wellhead treatment
system,"
as used in the first sentence of this section. In this regard, please define all technical or industry-specific terms throughout your filing.
8. We note that you disclosed certain large customers beginning in the second full paragraph. Please delete the names of your customers here and throughout the prospectus, unless the customer provides
10%
or more of your revenues. Please delete your customers` trading symbols as they do not appear to be relevant to your offering.
9. We note your disclosure, "[i]n January 2006, the state of California, recognizing its major water quality and supply difficulties, proposed a $29.0 billion water management program to meet the needs of its large and growing population." Please note that the source(s) of statistical data or similar types of disclosure should be disclosed in your prospectus. Please revise here and throughout your prospectus as necessary.




Risk Factors, page 8
10. In general, information that may be readily transferable to other offering documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosure from your risk factor section, or revise to state specific material risks to your particular company, or to the purchasers in this offering. For example, we note the following risk factors:

* In order to operate our business successfully..., page 13;
* Changes in governmental regulation..., page 16;
* Our business would be adversely affected..., page 17;
* Changes in, or interpretations of, accounting rules..., page 22;
and
* We will incur increased costs..., page 26.

If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Again, these are only a few examples. Please revise accordingly throughout.
11. Some of your risk factors indicate that if the risk materializes, it could have a material effect on your "[b]usiness, operating results, financial condition and prospects" or other similar language. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

We have identified material weaknesses in our internal control..., page 20
12. Please reduce the length of this risk factor to state only the specific material risk to the investor and relocate the remaining disclosure to the body of the prospectus. In that remaining disclosure, please disclose your timetable for remediating the material weaknesses you have described.
13. We note your disclosure, "These material weaknesses in internal control over financial reporting caused our disclosure controls and procedures to not be effective at a reasonable assurance level for these three years." The three years referred to are 2002, 2003 and
2004, when you were a non-reporting, private company. To refer to your "disclosure controls and procedures" in past years appears inappropriate because it is defined in Rule 13a-15(e) as relating to information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act and to allowing timely decisions regarding required disclosure. Accordingly, please remove your reference to "disclosure controls and procedures" as it relates to your past years.

We can provide no assurance regarding our conclusions..., page 26
14. This risk factor appears premature because you are discussing a risk relating to certain conclusions that you will make as of December 31, 2007. Accordingly, please remove the risk factor.

Management`s Discussion and Analysis of Financial Condition and Results..., page 35
15. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

* economic or industry-wide factors relevant to your company, including recent regulatory changes, and
* material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.
For example, we note that you have priced your products more competitively recently. You should consider discussing the impact of this change on earnings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Financial Operations Review, page 35
16. Expenses incurred to compensate employees and sell groundwater treatment systems appear to be an integral part of your continuing operations. Additionally, GAAP measures are not permitted to be adjusted for recurring items. Please advise or revise your filing to remove all references to adjusted EBITDA. See Item 10(e)(ii)(A) of
Regulation S-K.

Critical Accounting Policies, page 37
17. We refer you to page 39.  Please tell us the original
assumptions
used to develop an estimated fair value for stock options and support
your rationale for each revised assumption employed in your fourth
quarter fiscal 2005.   Tell us the impact these revised
assumptions
had on compensation charges in the fourth quarter and on deferred compensation estimates in each future period, if at all. Also tell us how the revisions to your assumptions in the fourth quarter were impacted by your pending adoption of SFAS No. 123(R).

18. We note you disclose the accelerated recognition of expense for share based payments. See page 39. Please describe the facts and circumstances surrounding the modification of the terms or conditions to these stock options and the impact of this modification on your results of operations. See paragraphs 35 and 47.f. of SFAS No. 123.

Results of Operations, page 40

Gross Profit, page 41
19. Please expand your narrative to discuss the impact underlying key variables have had on your gross profit. For the nine month period ended September 30, 2005 we note your gross profit decreased ten percent over the comparable interim period. Include the effects of the rising costs of salt, labor costs, depreciation expense, discounts and fees paid in connection with the Shaw marketing agreement and other pertinent material factors, as applicable.

Years ended December 31, 2002, 2003 and 2004, page 42
20. We note you state revenue and accounts receivable increases are attributable to an increase in customers, but that does not explain the variability in financial measures that assess your financial condition and operating performance. It appears your collection of trade receivables improved from 2003 to 2004 and then deteriorated from 2004 to 2005. For example, the number of times you collected receivables in one year was 3.2 times in fiscal 2003, 4.2 times in 2004 and 2.2 times in fiscal 2005. Also, the number of days that sales are not collected during the same three fiscal periods was approximately 112 days, 86 days and 165 days. Given that accounts receivable is a significant portion of your balance sheet we request you enhance your discussion and describe the material changes, events and trends that have impacted revenue and receivables. Include any unique transactions, changes in trade payment terms, disputed change orders, backlogs and other pertinent factors, as applicable.

Liquidity and Capital Resources, page 43
21. Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Please also describe any known material trends, favorable or unfavorable, in your capital resources.
Please indicate any expected material changes in the mix and relative cost of such resources. See Item 303(a)(1) and (2) of Regulation S-
K.




Contractual Obligations, page 47
22. Please revise your table to list, or disclose in an accompanying note, the amount of estimated long-term debt interest payments including any assumptions used to estimate these payments. Also, include payments for purchase obligations to the extent they are enforceable and legally binding as of your balance sheet date. Include in your consideration commitments for water treatment systems capital expenditures, raw material purchase commitments and the BWCA commitment fee, as applicable. See Item 303(a)(5)(ii) of Regulation
S-K and Section IV of SEC Release 33-8350.

Controls and Procedures, page 47
23. We note that you have disclosed the definition of "material weakness." Please expand your disclosure to indicate the source of the definition.

Business, page 52
24. Please expand your disclosure to describe the general development of your business during the past five years, or any earlier periods if material to understanding the general development of your business. See Item 101(a) to Regulation S-K.
25. According to the first risk factor on page 14, part of your growth strategy includes the acquisition and integration of complementary technologies and other assets. Please expand your disclosure in this section to discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire certain technologies or other assets.

Our Solution and Strengths, page 55
26. We note your disclosure that your system produces waste rates lower than that of many of your competitors. You further state that your nitrate and arsenic waste rates are 0.40% and 0.05%, respectively. For comparison, please disclose the average waste rates of your competitors.
27. We note your disclosure in the last paragraph on page 56 that "[M]any groundwater treatment solutions use significant amounts of electrical power in order to remove contaminants from groundwater effectively." Please provide examples to illustrate and support your claim.
28. We note that your disclosure in this section highlights many of the benefits of your water treatment system vis-a-vis your competitors. For balance, please disclose the disadvantages, or weaknesses, of your system vis-a-vis your competitors, if any.

Competition, page 61
29. Please expand your disclosure to clearly indicate your competitive position within the groundwater treatment industry.
We
also note your disclosure that you believe that your significant relationships with water providers in the Arid West, your relationship with Shaw and the strength of your technology put you at a competitive advantage over both established companies and new companies. Please expand your disclosure to explain why these relationships and the strength of your technology put you at a competitive advantage. Clarify whether each of your competitors lack these relationships or utilize inferior technology. You further state that while your competitors are larger and have significant access to capital, you believe you can compete favorably based on "[l]ower costs, low waste production, compact design, time to market, treatment design expertise and service." Please clarify whether you compete favorably in each of these categories vis-a-vis each of your competitors. If not, please revise to balance your disclosure.

Management, page 67

Board Composition, page 68
30. We note your disclosure that other than Mr. Jensen, your directors "[a]re not, and have never been, employees of [y]our company...."  You also disclose in the first paragraph on page 71 that "[N]one of the members of [y]our compensation committee at any time has been one of our executive officers or employees." It appears, however, that Keith R. Solar was employed as your Secretary from November 2002 until January 2006. Please revise accordingly or explain.
31. Please disclose any arrangements pursuant to which your directors were selected to serve on the board of directors. See Item 401(a) of
Regulation S-K.

Certain Relationships and Related Party Transactions, page 81

Preferred Stock Issuances, page 81
32. Please disclose the price of the Series A and Series B warrants, as issued to William Watt, Scott Katzmann and Lindsay Rosenwald. According to your disclosure under "Investment Advisory Services" on page 84, it appears that these warrants were issued for services rendered by SCCOT Financial Group, Inc. and Paramount BioCapital, Inc. Please disclose the value of the services provided by these entities. See Item 404(a) of Regulation S-K.



Common Stock Issuances, page 81
33. Please disclose the nature of the consideration paid by the listed individuals for the common shares.

BWCA Loan, page 82
34. Please disclose the relationship between BWCA I, LLC and Basin Water that caused you to include this disclosure in this section.

Description of Capital Stock, page 88
35. We note your disclosure that there were 10,303,047 shares of common stock outstanding as of December 31, 2005. Please update your disclosure, as you have already provided the number of outstanding shares as of January 31, 2006 on page 86.

Shares Eligible for Future Sale, page 93

Lock-up Agreements, page 94
36. Please disclose the factors that the underwriters will consider if they agree to permit persons subject to the lock-up agreement to sell securities prior to the expiration of the lock-up period.

Index to Financial Statements, page F-1

Consolidated Balance Sheets, page F-3
37. Please include disclosure for the estimated aggregate amortization expense of your patent costs for each of the next five fiscal years. See paragraph 45.a. of SFAS No. 142.

Statement of Operations, page F-4
38. Please advise or revise and present service revenue separately from tangible product revenues. Also revise the presentation of cost of revenue, as applicable. See Rule 5-03(b) of Regulation S-X.

Notes to Financial Statements, page F-7
39. Please advise or revise your registration statement to
disclose
existing valuation and qualifying accounts, to the extent
material,
as required by Rule 12-09 of Regulation S-X.   Include trade
accounts
receivable, deferred income taxes, product warranties, provisions for anticipated losses on contracts and other material allowances, as applicable.

Note 2-Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7
40. Please revise your disclosure to state whether you classify contracts into fixed-price or lump-sum, cost-type, time-and-materials and/or unit-price categories. Also disclose your policy for estimating provisions for anticipated losses, whether you employ the cumulative-catch or the reallocation methods for a change in accounting estimates and the criteria used to determine when a contract is substantially complete.
41. Since long-term service contracts are generally outside of the scope of SOP 81-1, please disclose the model you use to recognize revenue for long-term service contract revenue. Tell us how you account for service fees when a customer purchases a water treatment system as opposed to situations when there is no sale.  Tell us why
recognizing service revenue on a straight-line basis is the method that best represents the pattern of performance. Include the amount of service fees recognized in 2002, 2003 and 2004 and tell us how this would differ if you recognized revenue based on a proportional performance model like volume of groundwater treated. In your response include if the contracts contain any interim deliverables or milestones, if the fees have standard rates based on the services performed and if a customer is obligated to pay for a service once it is performed.
42. Tell us the amount of fees paid to Shaw in connection with the water treatment system sales and recurring service revenues in fiscal
2002, 2003 and 2004 and the nine month period ended September 30, 2005. Tell us whether you classify these fees as a reduction of revenue or cost of revenue in your statement of operations and the basis for your presentation. Include in your response the consideration of the warrants issued to Shaw and the $300,000 unsecured note receivable, as applicable. See EITF 01-9.
43. We note your groundwater treatment systems employ Basin IX
software for their operations.   Please tell us if you have any
separate arrangements for the software and groundwater treatment systems. Include whether or not the software elements of these contracts meet the criteria of segmenting and if they should be treated as a separate profit center. See paragraphs 39 through 42 of
SOP 81-1.

Note 14-Stock Option Plan, page F-20
44. Please provide a summary of warrant activity for the period issued in connection with debt, equity securities and in exchange for products or services. Include a description of existing registration rights, if applicable. Also include a tabular summary of outstanding warrants as of your most recent balance sheet date. See the illustrative disclosures in paragraph 362, Appendix B of SFAS 123.
45. Please tell us how you accounted for Mr. Tekulve`s options to purchase 60,000 shares of common stock on an accelerated basis and the effects on your results of operations, if applicable. We refer you to page 73.
46. Please provide your proposed initial public offering price.
If
your proposed initial public offering price is more than the estimated fair value on which compensation expense was measured prior to the initial public offering please justify your estimate of fair value. We look to objective evidence as the best support for the determination of fair value. Examples of objective evidence include transactions with third parties involving the issuances or repurchases of stock for cash at or near the date of issuing the options. Include preferred share sales and reconcile between the sales price of the Series A and B preferred and common shares within the same timeframe. Discuss and quantify the impact on your fair value of any events that occurred between the dates the options were granted and the date the registration statement was filed to support a fair vale below the proposed initial public offering price. We may have further comment.
47. Please tell us the amount of compensation expense recorded in connection with options to purchases common shares issued between 2002 and 2005, if any at all. In your response, tell us how you determined the estimated fair value of common shares was in relation to the stock options during these periods. Include the involvement of independent appraisals, investment bankers, or others with similar expertise to support your determination of market value as the term is used in paragraph 10(a) of APB No. 25. We may have further comment.

Recent Sales of Unregistered Securities, page II-2
48. For each of the transactions, as applicable, please name the persons or identify the class of persons to whom the securities were sold. For example, in paragraph 2, you identify the purchasers as "individual investors." Further, for each of the transactions, as applicable, please state the nature and aggregate amount of the consideration received by Basin Water. For example, please expand your disclosure in paragraph 1 to disclose the value of the services provided by two of your directors and the associates of one of the directors for the warrants to purchase 62,750 shares of your Series A preferred stock. Also, for each of the transactions, as applicable, please disclose the date of the transaction. For example, please disclose the date of the transaction in paragraph 9.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Michael Moran, Branch Chief, at (202) 551-3841, if
you
have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at
(202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-
3238
with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director



cc: 	Faye H. Russell, Esq.
	Latham & Watkins LLP
	Fax: (858) 523-5450


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Thomas C. Tekulve
Basin Water, Inc.
March 10, 2006
Page 1